Exhibit 16.1

July 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 13, 2006 of Thermadyne Holdings Corporation and are in agreement with the statements contained on page 2 through the fifth paragraph on page 3 and the penultimate paragraph on page 5 therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements included in the fourth paragraph on page two through the fifth paragraph on page 3 therein, we have considered such matters in determining the nature, timing, and extent of procedures we are performing in our audit of the registrant’s 2005, 2004 (as restated) and seven months ended 2003 (as restated) financial statements.

/s/ Ernst & Young LLP